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                                                                     EXHIBIT 99



                  PRESS RELEASE ANNOUNCING SIGNED LETTER OF INTENT TO SELL SUBSTANTIALLY ALL THE ASSETS OF MARCUM FUEL SYSTEMS, INC. TO NATURAL FUELS CORPORATION.


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FOR IMMEDIATE RELEASE:                                                  NEWS
May 6, 1997                                                    (Nasdaq:MGAS)


      MARCUM NATURAL GAS SERVICES, INC. SIGNS LETTER OF INTENT TO SELL ITS
       MARCUM FUEL SYSTEMS, INC. SUBSIDIARY TO NATURAL FUELS CORPORATION


DENVER -- Marcum Natural Gas Services, Inc. (Nasdaq-MGAS) Tuesday announced that it has entered into a letter of intent with Natural Fuels Corporation, an affiliate of Public Service Co. of Colorado and Colorado Interstate Gas, which will result in the sale of substantially all of the assets of its wholly-owned subsidiary, Marcum Fuel Systems, Inc. Marcum Fuel Systems has been in the alternative fuels industry since 1991.

According to A. Bradley Gabbard, president of Marcum Fuel Systems, Natural Fuels will be purchasing the inventory and property of Marcum Fuel Systems and assuming responsibility for completion of all projects in backlog. Gabbard said that "the company's goal was to seek a transaction that would fully consider and accommodate the needs of Marcum's customers and result in a smooth transition of business responsibilities." Curt Dallinger, president of Natural Fuels, says his company is looking forward to meeting the needs of Marcum's customers. "Natural Fuels is excited to have the opportunity to serve these new customers. We're confident they will be pleased with the equipment and expertise Natural Fuels can offer them." The letter of intent provides that Marcum Fuel Systems will collect its receivables and pay its payables in the normal course of business.

W. Phillip Marcum, president of Marcum Natural Gas Services, said that "the transaction with Natural Fuels should be closed in early June 1997, subject to completion of due diligence and execution of definitive agreements." The disposition of all assets is expected to result in net cash proceeds of approximately $1.0 million, a portion of which will come from the sale to Natural Fuels. Marcum also expects to receive additional cash proceeds during the next 12 months from a shared interest in the gross margins related to pending projects awarded to Marcum Fuel Systems or Natural Fuels that were based upon quotes issued by Marcum Fuel Systems. In addition, Marcum Natural Gas Services will receive a royalty on future sales of its proprietary sonic nozzle dispensing equipment that could enhance cash proceeds from the sale over the next five to ten years. An approximate $1.3 million charge against the carrying value of Marcum Fuel Systems will be recognized by the company in the first quarter of 1997. Marcum said that "while we regret terminating our participation in this business, this transaction is extremely positive for the company in that it strengthens the company's financial condition and positions the company for profitable operations in the future."

Marcum stated that, due to the proposed sale, Marcum Natural Gas Services will reclassify its 1996 and 1995 results of operations to account for the Marcum Fuel Systems operations as discontinued operations. As a result of the reclassification, 1996 revenues from continuing operations will be presented as $19,014,673 versus total revenues of $23,614,051 as previously reported, and the net income from continuing operations in 1996 will be presented as $7,988 versus a net loss of $1,541,417, or 13 cents per share, as previously reported. For 1995, revenues from continuing operations will be presented as $19,158,015 versus total revenues of $23,244,281 as previously reported, and the net loss from continuing operations in 1995 will be presented as $858,437, or 7 cents per share, versus a net loss of


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$2,629,323, or 22 cents per share, as previously reported. Cash flow from continuing operations, defined as net income from continuing operations adding back depreciation and amortization, was $915,151 in 1996 and $179,922 in 1995.

With this transaction, Marcum will concentrate its growth on its remaining three wholly-owned subsidiaries: Southern Flow Companies, Inc., a large independent natural gas measurement services company; Metretek, Incorporated, a manufacturer and supplier of electronic natural gas meter monitoring and data collections systems; and Marcum Gas Transmission, Inc., which pursues acquisitions of natural gas gathering, processing and transportation facilities and related assets.

Statements in this press release that look forward in time, which include everything other than historical information, are forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected or implied. These risks and uncertainties include, but are not limited to, changes in the natural gas utilities industry, the energy industry in general and the natural gas industry in particular, the impact of competition, product development and product acceptance risks, and other risks and uncertainties described from time to time in the company's filings with the Securities and Exchange Commission, including the most recent report on Form 10-KSB. The company assumes no responsibility to update the information included in this press release.


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            Year Ended
                                                           December 31,
                                                      1996              1995
                                                  ------------      ------------
Total revenues                                    $ 19,014,673      $ 19,158,015
Total costs and expenses                            19,006,685        20,016,452
                                                  ------------      ------------
Income (loss) from continuing operations                 7,988          (858,437)
Loss from discontinued operations                   (1,549,405)       (1,770,886)
                                                  ------------      ------------
Net loss                                          $ (1,541,417)     $ (2,629,323)
                                                  ============      ============

INCOME (LOSS) PER SHARE:
      Continuing operations                       $       0.00      $      (0.07)
      Discontinued operations                            (0.13)            (0.15)
                                                  ------------      ------------
      Net loss per share                          $      (0.13)     $      (0.22)
                                                  ============      ============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING          12,100,881        11,734,699
                                                  ============      ============


CONTACTS:
Marcum Natural Gas Services, Inc.                   Natural Fuels Corporation
W. Phillip Marcum, President                        Curt Dallinger, President
(303)592-5555                                       (303)322-4600